Eco Building Products, Inc.

909 West Vista Way

Vista, California 92083

February 4, 2016

Via E-mail

Ms. Mara Ransom

Assistant Director

Securities and Exchange Commission

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Eco Building Products, Inc.
Preliminary Proxy Statement on Schedule 14A
Response Dated January 26, 2016
File No. 000-53875

Dear Ms. Ransom:

We are in receipt of your comment letter dated February 3, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

Principal Shareholders, page 8

1. Please update this section to provide information as of the most recent practicable date. In this regard, we note your response to comment 2 that the 30,000 shares of Series A Preferred Stock are no longer outstanding. We also note your disclosure on page 9 that additional common shares were issued from October 1, 2015 to November 19, 2015. Please refer to Item 403 of Regulation S-K.

Response: The beneficial ownership table on page 8 has been revised to indicate, as of February 3, 2016, zero shares remain of Preferred Stock for Steven Conboy now matching the footnote (2). The rest of the table has been updated as of February 3, 2016. The disclosures on page 9 will be deleted as indicated below in italics as these transactions did not involve or exceed $120,000 or one percent of the average of the Company’s total assets at year-end for the last two completed fiscal years and in which any related person had or will have a direct or indirect material interest.

PRINCIPAL SHAREHOLDERS

 The following information table sets forth certain information regarding the Company’s common stock owned on February 3, 2016, by (i) each who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, and or (ii) each director and officer, and (iii) all officers and directors as a group:

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock		Percent of Common Stock (1)		Amount and Nature of Beneficial Ownership of Preferred Stock		Percent of Preferred Stock (2)
5% Shareholders
Sidney J. Lorio (3)
2116 Parkwood Drive
Bedford, TX 76021	61,083,300	(5)	2.9%		0		0%

Directors and
Executive Officers
Tom Comery	0		*	%	0		* %

Gerald M. Czarnecki	0		*	%	0		* %

Judith Muhlberg	0		*	%	0		* %

Steven Conboy (4)	2,424,396		*	%	0	(2)	0%

Mark Vuozzo	1,337,500		*	%	0		0%

All directors and officers as a group (3 people)	0		*	%	0	(2)	0%
* Less than 1%.

The following statements will be deleted from page 9.

From October 1, 2015 to November 19, 2015, the Company issued to investors a total of 729,999,998 common shares converted from 438 preferred C shares.

From October 1, 2015 to November 19, 2015, the Company issued 65,940,000 of common shares from conversions of debt amounting $3,956.

Matter to be considered at the Special Meeting

Proposal 1, page 10

2. We note your response to comment 4. Please revise your disclosure to further discuss the reasons for the reverse stock split.

Response: The paragraph in question of proposal 1, page 10 will be revised as indicated below in bold italics to provide further clarity on the reason for the proposed stock split ratio.

The Board believes that shareholder approval of the potential exchange ratio (rather than a single exchange ratio) provides the Board with the flexibility to achieve the desired results of a reverse stock split. The amendment to the Articles of Incorporation that is filed to effect the reverse stock split, if any, will include only the reverse split ratio determined by the Board for general corporate purposes and to allow the Company the ability to create additional liquidity in the stock price to attract sufficient working capital to enable the Company to reach projections for profitability which is determined to be in the best interests of shareholders.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tom Comery
President and Principal Executive Officer